Exhibit 99.3

Hydrogenics Corporation

First Quarter 2018

Condensed Interim Consolidated Financial Statements

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 1

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Balance Sheets

(in thousands of US dollars)

(unaudited)

		March 31,	December 31,	January 1,
		2018	2017	2017
	Note		Restated (Note 4)	Restated (Note 4)
Assets
Current assets
Cash and cash equivalents		$18,482	$21,511	$10,338
Restricted cash		598	435	405
Trade and other receivables	6	7,158	8,736	5,144
Contract assets	6	5,981	6,578	5,572
Inventories		18,549	15,048	17,130
Prepaid expenses	7	1,281	1,374	1,198
		52,049	53,682	39,787
Non-current assets
Restricted cash		329	468	535
Contract assets	6	1,949	645	–
Investment in joint ventures	8	2,706	2,797	1,750
Property, plant and equipment		3,962	3,874	4,095
Intangible assets		169	180	203
Goodwill		4,687	4,569	4,019
		13,802	12,533	10,602
Total assets		$65,851	$66,215	$50,389
Liabilities
Current liabilities
Operating borrowings	11	$–	$1,200	$2,111
Trade and other payables		11,181	10,361	8,059
Contract liabilities	6	11,705	11,821	10,268
Financial liabilities	9	4,646	4,913	3,939
Warranty provisions	10	655	1,174	1,221
Deferred funding	15	1,378	880	508
		29,565	30,349	26,106
Non-current liabilities
Other liabilities	12	7,998	8,516	9,262
Contract liabilities	6	4,498	2,223	3,494
Warranty provisions	10	884	921	841
Deferred funding	15	136	33	12
		13,516	11,693	13,609
Total liabilities		43,081	42,042	39,715
Share capital	13	387,746	387,746	365,923
Contributed surplus		20,107	19,885	19,255
Accumulated other comprehensive loss		(1,493)	(1,822)	(3,623)
Deficit		(383,590)	(381,636)	(370,881)
Total equity		22,770	24,173	10,674
Total equity and liabilities		$65,851	$66,215	$50,389

Guarantees and Contingencies (notes 11 and 21)

Douglas S. Alexander Chair	David C. Ferguson Director

The accompanying notes form an integral part of these consolidated financial statements.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 2

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(in thousands of US dollars, except share and per share amounts)

(unaudited)

		Three months ended
		March 31,
		2018	2017
	Note		Restated (Note 4)

Revenues		$8,147	$8,735
Cost of sales		4,909	6,062
Gross profit		3,238	2,673

Operating expenses
Selling, general and administrative expenses		2,836	3,025
Research and product development expenses	15	2,081	1,005
		4,917	4,030

Loss from operations		(1,679)	(1,357)

Finance income (loss)
Interest expense, net on financial instruments measured at amortized cost		(381)	(469)
Foreign currency gains, net(1)		219	61
Loss from joint ventures		(69)	(70)
Other finance gains (losses), net	16	256	(462)
Finance income (loss), net		25	(940)

Loss before income taxes		(1,654)	(2,297)
Income tax expense	17	300	–
Net loss for the period		(1,954)	(2,297)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations		329	271
Comprehensive loss for the period		$(1,625)	$(2,026)

Net loss per share
Basic and diluted	18	$(0.13)	$(0.18)

Weighted average number of common shares outstanding	18	15,436,879	12,545,076

(1)	For the three months ended March 31, 2018, a gain of $81 (2017 – a loss of $24) relates to foreign exchange on borrowings.

The accompanying notes form an integral part of these consolidated financial statements.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 3

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Changes in Equity

(in thousands of US dollars, except share and per share amounts)

(unaudited)

					Accumulated
					other
	Common shares		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2017	15,436,879	$387,746	$19,885	$(382,313)	$(1,822)	$23,496
Change in accounting policy (Note 4)	–	–	–	677	–	677
Restated Balance at January 1, 2018	15,436,879	$387,746	$19,885	$(381,636)	$(1,822)	$24,173
Net loss	–	–	–	(1,954)	–	(1,954)
Other comprehensive loss	–	–	–	–	329	329
Total comprehensive loss	–	–	–	(1,954)	329	(1,625)
Stock-based compensation expense (note 14)	–	–	222	–	–	222
Balance at March 31, 2018	15,436,879	$387,746	$20,107	$(383,590)	$(1,493)	$22,770

					Accumulated
					other
	Common shares		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss(1)	equity
Balance at December 31, 2016	12,544,960	$365,923	$19,255	$(371,173)	$(3,623)	$10,382
Change in accounting policy (Note 4)	–	–	–	292	–	292
Restated Balance at January 1, 2017	12,544,960	$365,923	$19,255	$(370,881)	$(3,623)	$10,674
Restated net loss (note 4)	–	–	–	(2,297)	–	(2,297)
Other comprehensive income	–	–	–	–	271	271
Total comprehensive income (loss)	–	–	–	(2,297)	271	(2,026)
Issuance of common shares on vesting of performance share units (note 14)	2,607	59	(59)	–	–	–
Stock-based compensation expense (note 14)	–	–	151	–	–	151
Balance at March 31, 2017	12,547,567	$365,982	$19,347	$(373,178)	$(3,352)	$8,799

(1)	Accumulated other comprehensive loss represents currency translation adjustments of ($1,179) as of March 31, 2018, (March 31, 2017 – ($2,939)), and loss on re-measurement of actuarial liability of $314 as of March 31, 2018 (March 31, 2017 – $413).

The accompanying notes form an integral part of these consolidated financial statements.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 4

Hydrogenics Corporation

Hydrogenics Corporation

Condensed Interim Consolidated Statements of Cash Flows

(in thousands of US dollars)

(unaudited)

	Three months ended
	March 31,
	2018	2017
		Restated (Note 4)
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the period	$(1,954)	$(2,297)
Increase in restricted cash	(13)	(90)
Items not affecting cash:
Loss on disposal of assets	3	111
Amortization and depreciation	177	199
Warrants	(286)	420
Unrealized foreign exchange (gains) losses	(24)	14
Unrealized loss on joint ventures	69	70
Accreted interest and amortization of deferred financing fees	444	213
Stock-based compensation (note 14)	222	151
Stock-based compensation – DSUs (note 14)	(326)	265
Net change in non-cash operating assets and liabilities (note 20)	557	314
Cash used in operating activities	(1,131)	(630)

Investing activities
Investment in joint venture - Enbridge	–	(93)
Purchase of property, plant and equipment	(234)	(1,556)
Receipt of government funding	–	359
Proceeds from disposals of property, plant and equipment	–	1,035
Cash used in investing activities	(234)	(255)

Financing activities
Principal repayment of long-term debt (note 12)	(250)	(434)
Interest payment (note 12)	(296)	–
Proceeds (repayment) of operating borrowings	(1,193)	1,639
Repayment of repayable government contributions	–	(56)
Cash provided by (used in) financing activities	(1,739)	1,149

Increase (decrease) in cash and cash equivalents during the period	(3,104)	264
Cash and cash equivalents – Beginning of period	21,511	10,338
Effect of exchange rate fluctuations on cash and cash equivalents held	75	6
Cash and cash equivalents – End of period	$18,482	$10,608

The accompanying notes form an integral part of these consolidated financial statements.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 5

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 1 – Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation” or the “Company”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Company has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and branch offices in Russia and Indonesia. Its products are sold throughout the world.

Hydrogenics is incorporated and domiciled in Canada. The address of the Company’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada. The Company’s shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on NASDAQ.

Note 2 – Basis of Preparation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim financial reporting”. The disclosures contained in these unaudited condensed interim consolidated financial statements do not include all of the requirements of International Financial Reporting Standards (“IFRS”) for annual consolidated financial statements. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2017, which have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board (“IASB”). The unaudited condensed interim consolidated financial statements are based on accounting policies as described in the 2017 annual consolidated financial statements except that effective January 1, 2018, the Company implemented IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”).

Note 4 and Note 5 disclose IFRS 15 and IFRS 9 information for the period that is material to an understanding of these consolidated interim financial statements.

On May 10, 2018, the Board of Directors authorized the condensed interim consolidated financial statements for issue.

Note 3 – Accounting Standards Issued But Not Yet Applied

IFRS 16 Leases (“IFRS 16”) sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, the customer (‘lessee’) and the supplier (‘lessor). This standard will replace IAS 17 Leases (“IAS 17”) and related Interpretations. IFRS 16 provides revised guidance on identifying a lease and for separating lease and non-lease components of a contract. IFRS 16 introduces a single accounting model for all lessees and requires a lessee to recognize right-of-use assets and lease liabilities for leases with terms of more than 12 months, unless the underlying asset is of low value, and depreciation of lease assets separately from interest on lease liabilities in the consolidated statement of operations. Under IFRS 16, lessor accounting for operating and finance leases will remain substantially unchanged. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers. The Company’s contractual obligations in the form of operating leases under IAS 17 will then be reflected on the balance sheet resulting in an increase to both assets and liabilities upon adoption of IFRS 16, and changes to the timing of recognition of expenses associated with the lease arrangements. The Company has not yet analyzed the new standard to determine its impact on the Company’s consolidated balance sheet and consolidated statement of operations and comprehensive loss.

Note 4 – IFRS 15 Revenue from Contracts with Customers

i.	Impact of adoption:

The Company has adopted IFRS 15 from January 1, 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. The Company adopted the new standard using the full retrospective method.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 6

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The following adjustments were made to the amounts recognized in the consolidated balance sheets at January 1, 2017:

	IAS 18 carrying amount			Remeasurements		Reclassifications		IFRS 15 carrying amount
Assets
Current assets
Cash and cash equivalents	$10,338			$		$		$10,338
Restricted cash	405							405
Trade and other receivables	9,802	4	(c)				(4,658)	5,144
Contract assets	–	4	(a)(c)		914		4,658	5,572
Inventories	17,208	4	(a)				(78)	17,130
Prepaid expenses	918	4	(b)		280			1,198
	38,671				1,194		(78)	39,787
Non-current assets
Restricted cash	535							535
Contract assets	–						–	–
Investment in joint ventures	1,750							1,750
Property, plant and equipment	4,095							4,095
Intangible assets	203							203
Goodwill	4,019							4,019
	10,602				–		–	10,602
Total assets	$49,273				$1,194		$(78)	$50,389

Liabilities
Current liabilities
Operating borrowings	$2,111			$		$		$2,111
Trade and other payables	7,235	4	(a)(c)		902		(78)	8,059
Contract liabilities	–	4	(c)				10,268	10,268
Financial liabilities	3,939							3,939
Warranty provisions	1,221							1,221
Deferred revenue	10,788	4	(c)				(10,788)	–
Deferred funding	–	4	(c)				508	508
	25,294				902		(90)	26,106
Non-current liabilities
Other liabilities	9,262							9,262
Contract liabilities	–	4	(c)				3,494	3,494
Warranty provisions	841							841
Deferred revenue	3,494	4	(c)				(3,494)	–
Deferred funding	–	4	(c)				12	12
	13,597				–		12	13,609
Total liabilities	38,891				902		(78)	39,715

Share capital	365,923							365,923
Contributed surplus	19,255							19,255
Accumulated other comprehensive loss	(3,623)							(3,623)
Deficit	(371,173)	4	(a)(b)		292			(370,881)
Total equity	10,382				292		–	10,674
Total equity and liabilities	$49,273				$1,194		$(78)	$50,389

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 7

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The following adjustments were made to the amounts recognized in the consolidated balance sheets at December 31, 2017:

	IAS 18 carrying amount			Remeasurements		Reclassifications		IFRS 15 carrying amount
Assets
Current assets
Cash and cash equivalents	$21,511			$		$		$21,511
Restricted cash	435							435
Trade and other receivables	14,292	4	(c)				(5,556)	8,736
Contract assets	–	4	(a)(c)		1,022		5,556	6,578
Inventories	15,164	4	(a)				(116)	15,048
Prepaid expenses	978	4	(b)		396			1,374
	52,380				1,418		(116)	53,682
Non-current assets
Restricted cash	468							468
Trade and other receivables	645	4	(c)				(645)	–
Contract assets	–	4	(c)				645	645
Investment in joint ventures	2,797							2,797
Property, plant and equipment	3,874							3,874
Intangible assets	180							180
Goodwill	4,569							4,569
	12,533				–		–	12,533
Total assets	$64,913				$1,418		$(116)	$66,215
Liabilities
Current liabilities
Operating borrowings	$1,200			$		$		$$1,200
Trade and other payables	9,736	4	(a)		741		(116)	10,361
Contract liabilities	–	4	(c)				11,821	11,821
Financial liabilities	4,913							4,913
Warranty provisions	1,174							1,174
Deferred revenue	12,734	4	(c)				(12,734)	–
Deferred funding	–	4	(c)				880	880
	29,757				741		(149)	30,349
Non-current liabilities
Other liabilities	8,516							8,516
Contract liabilities	–	4	(c)				2,223	2,223
Warranty provisions	921							921
Deferred revenue	2,223	4	(c)				(2,223)	–
Deferred funding	–	4	(c)				33	33
	11,660				–		33	11,693
Total liabilities	41,417				741		(116)	42,042
Share capital	387,746							387,746
Contributed surplus	19,885							19,885
Accumulated other comprehensive loss	(1,822)							(1,822)
Deficit	(382,313)	4	(a)(b)		677			(381,636)
Total equity	23,496				677		–	24,173
Total equity and liabilities	$64,913				$1,418		$(116)	$66,215

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 8

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The following adjustments were made to the amounts recognized in the consolidated statement of operations for the three months ended March 31, 2017:

	March 31, 2017	IFRS 15 Remeasurements		March 31, 2017
Revenues	8,837	4(a)	$(102)	$8,735
Cost of sales	6,157	4(a)	(95)	6,062
Gross profit	2,680		(7)	2,673

Operating expenses
Selling, general and administrative expenses	3,001	4(b)	24	3,025
Research and product development expenses	1,005		–	1,005
	4,006		24	4,030

Loss from operations	(1,326)		(31)	(1,357)

Finance income (loss)
Interest expense, net of financial instruments measured at amortized cost	(469)		–	(469)
Foreign currency gains (losses), net	61		–	61
Loss from joint ventures	(70)		–	(70)
Other finance gains (losses), net	(462)		–	(462)
Finance income (loss), net	(940)		–	(940)

Loss before income taxes	(2,266)		(31)	(2,297)
Income tax expense	–		–	–
Net loss for the period	(2,266)		(31)	(2,297)

Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	271		–	271
Comprehensive loss for the period	$(1,995)		$(31)	$(2,026)

A summary of the impact of adoption of IFRS 15 is as follows:

a.	Installation, start-up and commissioning services

Under IAS 18, the Company applied the revenue recognition criteria to each separate identifiable component of a single transaction. The contracts containing installation and start-up and commissioning services were accounted for as a separate element from the product sale. Costs associated with these services were accumulated in inventory and the revenue deferred until the associated work was completed.

Under IFRS 15, these performance obligations are not distinct and are combined into a single performance obligation with the associated product, where the costs are insignificant in the context of the total contract and where the customer believes they are buying a final installed working product and are not buying the individual collection of products and services bundle. In these situations, revenue is now recorded inclusive of these immaterial performance obligations and the estimated costs to fulfill these obligations accrued for when control passes at the time of shipment of the related products. Accordingly, the Company accrued $914 in contract assets, reduced inventory by $78 and accrued $824 in trade and other payables for future costs expected to be incurred and reduced the deficit by $12 at January 1, 2017. Similarly, the Company accrued $1,022 in contract assets, reduced inventory by $116 and accrued $625 in trade and other payables for future costs expected to be incurred and reduced the deficit by $281 at December 31, 2017. The impact of these restatements on cumulative translation adjustments arising from the Company’s subsidiaries was immaterial.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 9

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The restatement effect on the comparative March 31, 2017 figures in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss results in a $102 reduction in revenue and a $95 reduction in cost of sales.

b.	Sales agent commissions

The Company incurs sales agent commissions for obtaining contracts. Under IAS18, these costs were expensed when they were earned or incurred.

Under IFRS 15, these incremental costs incurred to obtain contracts with customers are deferred for contracts expected to be delivered after more than one year and expensed as the contract is delivered. Accordingly, the Company deferred $280 of commissions in prepaid expenses and reduced the deficit by the same amount at January 1, 2017. Similarly, the Company deferred $396 of commissions in prepaid expenses and reduced the deficit by the same amount at December 31, 2017. The impact of these restatements on cumulative translation adjustments arising from the Company’s subsidiaries was immaterial.

The Company has restated the comparative figures in the Condensed Interim Consolidated Statements of Operations and Comprehensive Loss to recognize an additional $24 in selling, general and administrative expenses for amortized commissions previously expensed for the period ended March 31, 2017.

c.	Contract assets and liabilities

IFRS 15 distinguishes between contract assets and receivables based on whether receipt of the consideration is conditional on something other than the passage of time. At December 31, 2017 there was $5,556 (January 1, 2017 – $4,658) of trade and other receivables outstanding where the Company’s right to consideration was not unconditional (primarily relating to revenues accrued on long term contracts) and have been reclassified as a contract asset under IFRS 15.

Under IFRS 15, amounts received from customers before the Company has transferred the good or service are to be presented as contract liabilities. As a result, the amounts previously presented as deferred revenues related to contracts with customers have been reclassified as contract liabilities and amounts not relating to contracts with customers have been reclassified as deferred funding.

d.	Practical expedients

The Company has elected to make use of the following practical expedients:

•	Completed contracts under IAS 11 and IAS 18 before the date of transition have not been reassessed.
•	Costs incurred to obtain contracts with an amortization period of less than one year have been expensed as incurred.
•	The Company applied the practical expedient not to disclose information about remaining performance obligations that have original expected durations of one year or less.
•	For completed contract with variable consideration, the Company used the transaction price at the date of contract completion rather than estimating variable consideration amounts in the comparative reporting periods.
•	Consideration previously recognized was not adjusted for the effects of a significant financing component if the Company expected, at contract inception, that the period between when the Company transfers a promised good or service to the customer and when the customer pays for the good or service was one year or less.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 10

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

•	For contracts that were modified before the beginning of the earliest period presented, the Company did not retrospectively restate the contract for those contract modifications. The Company reflected the aggregate effect of all of the modifications that occur before the beginning of the earliest period presented when: (i) identifying the satisfied and unsatisfied performance obligations; (ii) determining the transaction price; and (iii) allocating the transaction price to the satisfied and unsatisfied performance obligations
•	The Company also applied the practical expedient not to disclose the amount of the transaction price allocated to the remaining performance obligations and an explanation of when the Company expects to recognize that amount as revenue for the year ended December 31, 2017.

ii.	Accounting Policy

The Company’s business is to develop and sell electrolyser and fuel cell products and provide related services. The equipment and services are sold both on their own and bundled together as a package of goods and/or services.

(a) Sale of equipment

Material promises within a contract to deliver distinct goods and services are accounted for as separate performance obligations and the contract price is allocated between each performance obligation based upon their relative stand-alone selling prices. Revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods and services to the customer. For contracts with customers in which the sale of equipment is generally expected to be the only performance obligation, the Company recognizes revenue at the point in time when control of the asset is transferred to the customer.

(i) Variable consideration

Some contracts with customers provide trade discounts, exclusivity, license, sales-based royalties and/or volume rebates and discounts and give rise to variable consideration. Variable consideration is estimated at contract inception and updated prospectively for any changes to the estimates. Variable consideration is only included in the transaction price to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

(ii) Warranty obligations

The Company generally provides for warranties for general repairs but does not provide extended warranties in its contracts with customers. As such, most existing warranties are assurance-type warranties which will continue to be accounted for under IAS 37 Provisions, Contingent Liabilities and Contingent Assets. For non-standard contracts where the Company provides extended warranties, they are accounted for as separate performance obligations to which the Company allocates a portion of the transaction price.

(b) Long-term contracts

For our long-term contracts such as customer-specific product development contracts, control of the promised goods and services are generally transferred to the customers over time as performance obligations are satisfied, and as a result revenue is recognized over time using input methods based on the measure of the progress towards complete satisfaction of that performance obligation. Under this method, the revenue recognized equals the latest estimate of the total transaction price of the contract multiplied by the actual completion rate, determined by reference to the costs incurred for the transaction and the estimated costs to complete the transaction.

The determination of the transaction price represents the contractually agreed amount, including change orders. A change order results from an official change to the scope of work to be performed compared to the original contract that was signed. The Company estimates costs separately for each customer specific development contract including the effects of change orders.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 11

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

If circumstances arise that may change the estimated transaction price, the remaining costs or extent of progress toward completion, and estimates of revenues to be recorded are revised. These revisions may result in increases or decreased in estimated revenues or remaining costs to complete and are accounted for prospectively from the period in which the circumstances that give rise to the revision become known by management. If the outcome of a transaction cannot be estimated reliably, revenue is recognized only to the extent of the expenses recognized that are recoverable. When the outcome of a transaction cannot be estimated reliably, and it is not probable the costs incurred will be recovered, revenue is not recognized and the costs incurred are recognized as an expense. Once the uncertainty surrounding the outcome no longer exists, a cumulative catch up adjustment is recognized to record revenue related to prior performance that had not been recognized due to the inability to measure progress.

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables (contract assets), and customer advances and deposits (contract liabilities) on the consolidated balance sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals or upon achievement of contractual milestones. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets reported on the consolidated balance sheet at the end of each reporting period.

(c) Rendering of services

The Company provides start-up, commissioning, installation, scheduled or unscheduled maintenance, both with and without parts and other services with or without spares. These services are sold either on their own in contracts with the customers or bundled together with the sale of equipment to a customer. Where these performance obligations are not considered distinct (i.e. where the customer believes they are buying a final installed working product and are not buying the individual collection of products and services bundle), these services are combined into a single performance obligation and recognized on the same basis as the sale of the related equipment. Revenue from services deemed to be a separate performance obligation are recognized by reference to the stage of completion based upon relative stand-alone selling prices.

(d) License arrangements

When a single performance obligation includes a license of intellectual property and one or more other goods or services, the Company considers the nature of the combined good or service for which the customer has contracted in determining whether that combined good or service is satisfied over time or at a point in time, and if over time, in selecting an appropriate method for measuring progress.

Revenues from sales-based royalties promised in exchange for a license of intellectual property are recognized as revenue at the later of the date the product subject to the royalty is sold by the licensee, or when the performance obligation to which the sales-based royalty has been allocated is satisfied.

(e) Contract assets

The Company recognizes contract assets depending on the relationship between the Company’s performance obligation and the contract payment terms. A trade receivable is separately recorded only when the Company has an unconditional right to the consideration. For our long-term development contracts and OnSite Generation contracts in particular, customers usually retain a small portion of the contract price until completion of the service, installation and commissioning, which generally result in revenues in excess of billings which we present as contract assets on the consolidated balance sheet. The associated provisions for future costs to complete this work are recorded in trade and other payables.

(f) Contract liabilities

Generally, the Company only receives advances from Customers upon contract execution for which revenue is expected to occur within 12 months. They are presented as part of deferred revenue within contract liabilities and liquidated when revenue is recognized. Upfront license fees in relation to license arrangements considered to consist of a single performance obligation including a license of intellectual property and one or more other goods or services, are deferred in contract liabilities until recognition in revenue as or when the combined performance obligation is satisfied. For contracts that require customers to pay long-term advances, the payment terms are structured primarily for reasons other than the provision of finance to the Company; notably, to meet working capital demands, to ensure the customers follow through with their purchase orders, to ensure an incentive to not terminate the contract for any reasons, including economic, or to mitigate a history of late payments. Other long-term customers advances are analyzed to determine whether there is a significant financing component in its contracts and are accounted for separately.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 12

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

(g) Incremental costs

The Company incurs incremental costs like sales agent commissions, legal fees and shipping fees, for obtaining the contract and / or costs to fulfill a contract. These costs are deferred for contracts expected to be delivered after more than one year and expensed as the contract is delivered. Where there is a retrospective step up in the sales agent commission on a sale as a result of the salesperson reaching a new cumulative sales threshold, the Company allocates the commission between the contract in question and the preceding contracts in the year that contributed to the agent reaching the threshold; the commission related to any contract that has already been recorded as revenue is expensed while the commission corresponding to contract revenue that has not yet been recorded is capitalized and expensed simultaneously with the related contract revenue.

iii.	Critical accounting estimates and judgments

Significant areas requiring the Company to make estimates impacting revenue recognition related to:

a)	Contracts with performance obligations satisfied over time.

Contracts with performance obligations satisfied over time include:

1)	Customer-specific product development contracts - The Company estimates costs separately for each customer specific product development and maintenance contract. The determination of estimated costs for completing fixed-price contracts is based on the Company’s business practices, considering budgets as well as historical experience. Management regularly reviews these estimates, which can be affected by a variety of factors such as variances in scheduling, cost of materials, availability and cost of qualified labour and subcontractors, productivity, and possible clams from subcontractors.

2)	Maintenance contracts - Revenue from providing maintenance services is recognized in the accounting period in which the services are rendered. For fixed price contracts, revenue is recognized based on the actual service provided to the end of the reporting period as a proportion of the total services to be provided, because the customer receives and uses the benefits simultaneously. Some maintenance contracts also offer scheduled visits and discounts on future spare part purchases. Because these represent additional performance obligations, the transaction price must be allocated to each performance obligation on a stand-alone selling price basis where material in the context of the contact. Management estimates the stand-alone selling price at contract inception based on observable prices for services rendered in similar circumstances to similar customers.

3)	Technology transfer licensing and manufacturing support contracts – Technology transfer licensing and support arrangements constitute a single performance obligation that includes both a license for intellectual property as well as associated manufacturing training and support services. The transaction price is recognized as revenue over time as the combined services for which the customer has contract are provided.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 13

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

b)	Contracts with performance obligations satisfied at a point in time.

Installation, start up and commissioning services related to the sale of equipment are not distinct and are combined into a single performance obligation where the costs are insignificant in the context of the total contract and where the customer believes they are buying a final installed working product rather than the individual collection of products and services. Thus, as long as control has passed when the product is shipped, all the revenue is recorded and an estimate for remaining costs for this work is accrued. These costs will be revised if circumstances change and any resulting increase or decrease in estimated costs will be reflected in the consolidated statement of operations in the period in which the circumstances that give rise to the revision become known by management.

Note 5 – IFRS 9 Financial Instruments

i.	Impact of adoption

a.	The Company adopted all of the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, such that the Company’s accounting policy with respect to financial liabilities is unchanged. Further as a result of adoption of IFRS 9, management has not changed its accounting policy for financial assets except for the adoption of the simplified approach to determining expected credit losses for receivables and contract assets, which had no impact on the carrying value of any financial assets or financial liabilities on the transition date.

ii.	Accounting policy

The following is the Company’s new accounting policy for financial instruments under IFRS 9.

(a)	Classification

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of the Company’s financial assets and liabilities is disclosed in note 23.

(b)	Measurement

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in the consolidated statements of operations and comprehensive loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in the consolidated statements of operations and comprehensive loss in the period in which they arise.

The Company has no financial assets measured at fair value through other comprehensive income.

(c)	Impairment of financial assets at amortized cost

For trade receivables and contract assets, the Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which requires the use of the lifetime expected loss provision for all trade receivables and contract assets based on the Company’s historical default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates (see note 23).

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 14

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

(d)	Derecognition

i.	Financial assets

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are recognized in the consolidated statements of operations and comprehensive loss.

ii.	Financial liabilities

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in the consolidated statements of operations and comprehensive loss.

Note 6 – Trade and Other Receivables, Contract Assets and Contract Liabilities

	March 31,	December 31,
	2018	2017
		Restated (Note 4)
Trade accounts receivable	$4,414	$6,466
Less: Provision for impairment (note 23)	(18)	(18)
Net trade accounts receivable	4,396	6,448
Other receivables	2,762	2,288
Total trade and other receivables	$7,158	$8,736

Contract assets and liabilities consists of the following:

	March 31,	December 31,
	2018	2017
		Restated (Note 4)	$ change
Contract assets	$7,930	$7,223	$707
Less: non - current portion	(1,949)	(645)	(1,304)
Current portion	5,981	6,578	(597)

Contract liabilities	16,203	14,044	2,159
Less: non - current portion	(4,498)	(2,223)	(2,275)
Current portion	11,705	11,821	(116)

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 15

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Contract assets at March 31, 2018 includes $5,200 (December 31, 2017 – $4,764) relating to receivables which are to be billed according to progress based, specified payment schedules, typical with long-term construction contracts. The remainder relates to the final instalment of contract price on the sale of equipment requiring installation and commissioning which is not invoiced to the customer until this work is complete. The change in the contract assets balance during the period reflects the change in the timeframe for a right to consideration to become unconditional (i.e. for the contract asset to be reclassified as a receivable).

Contract liabilities represent deferred revenues for deposits and payments received in advance from customers for license fees and to fulfill remaining immaterial promises for service, commissioning and installation. The change in the contract liabilities balance during the period reflects changes in the time frame for performance obligations to be satisfied and the timing of receipt of deposits.

Note 7 – Prepaid Expenses

Prepaid expenses are as follows:

	March 31,	December 31,
	2018	2017
		Restated (Note 4)
Prepaid expenses	$895	$978
Costs incurred to obtain contracts with customers	386	396
Total prepaid expenses	$1,281	$1,374

The costs incurred to obtain contracts with customers relate to sales agent commissions, which are deferred until the related contract revenues with customers are recognized. The amount amortized to the consolidated statement of operations for the three months ended March 31, 2018 was $10 (2017 - $24).

Note 8 – Investment in Joint Ventures

On March 30, 2017, the Company entered into an arrangement with Enbridge Gas Distribution to form the joint venture 2562961 Ontario Ltd. to develop, construct, own and operate a 2MW Power-to-Gas energy storage facility project. The Company holds a 49% equity investment in this joint venture. The Board of Directors of the joint venture has five directors consisting of three nominees from Enbridge and two nominees of Hydrogenics and all resolutions are adopted by a majority vote. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

As at March 31, 2018, the energy storage facility project is in the final stages of commissioning and verification of the operation of the multi-stack 2MW PEM electrolyzer. Our target in-service date for the IESO Regulation Services contract is May, 2018.

	March 31,	March 31,
	2018	2017
Balance January 1,	$1,176	$–
Equity investment in joint venture	–	1,123
Amortization of deferred loss on disposal	(3)	–
Foreign currency translation	(28)	–
Investment in Enbridge joint venture at March 31,	$1,145	$1,123

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 16

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

On May 28, 2014, the Company entered into a joint arrangement with Kolon Water & Energy Co. Ltd., whereby the parties formed the joint venture Kolon Hydrogenics to launch and market potential businesses based on products and technologies produced by Hydrogenics for the Korean market. The Company has a 49% equity position in Kolon Hydrogenics and shares joint control. The Board of Directors of the joint venture has four directors consisting of two nominees from each of Hydrogenics and Kolon Water and Energy and all resolutions are adopted by an affirmative vote of two thirds. The Company accounts for this joint venture using the equity method in accordance with IFRS 11, “Joint Arrangements”.

	March 31,	March 31,
	2018	2017
Balance January 1,	$1,621	$1,750
Share in loss of the joint venture	(69)	(70)
Foreign currency translation	9	134
Investment in Kolon Hydrogenics joint venture at March 31,	$1,561	$1,814

Note 9 – Financial Liabilities

Financial liabilities are as follows:

	March 31,	December 31,
	2018	2017
Current portion of long-term debt – Export Development Canada (note 12)	$2,726	$2,470
Current portion of long-term debt – Province of Ontario (note 12)	709	622
Warrants (note 16)	123	409
Deferred share unit liability (note 14)	1,080	1,406
Current portion of capital lease (note 12)	8	6
Total financial liabilities	$4,646	$4,913

Note 10 – Warranty Provisions

Changes in the Company’s aggregate warranty provisions are as follows:

	2018	2017
At January 1,	$2,095	$2,062
Additional provisions	111	195
Utilized during the period	(154)	(228)
Unused amounts reversed	(553)	(187)
Foreign currency translation	40	23
Total warranty provision at March 31,	1,539	1,865
Less current portion	(655)	(1,322)
Long-term warranty provision at March 31,	$884	$543

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 17

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 11 – Lines of Credit and Bank Guarantees

At March 31, 2018, the Company’s subsidiary in Belgium (the “Borrower”) had a joint credit and operating line facility of €7,000, which renews annually in April upon review. Under this facility, the Borrower may borrow up to a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of €500; and may also borrow up to €1,500 for general business purposes, provided sufficient limit exists under the overall facility limit of €7,000. Also included within the facility, is an available line of credit of €1,500 dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany. Of the €8,500 facility, €2,222 or approximately $2,735 was drawn as standby letters of credit and bank guarantees and €nil was drawn as an operating line. Of the €1,500 dedicated as a bank guarantee loan for the Wind to Gas Sudermarsch project in Germany, €nil was drawn as of March 31, 2018. At March 31, 2018, the Company had availability of €4,778 or approximately $5,880 (December 31, 2017 – $4,377) under this facility for use as letters of credit and bank guarantees.

At March 31, 2018, the Company also had a Canadian credit facility of $2,327 with no expiration date for use only as letters of credit and bank guarantees. At March 31, 2018, $nil was drawn as standby letters of credit and bank guarantees. At March 31, 2018, the Company had $2,327 (December 31, 2017 – $2,391) available under this facility for use only as letters of credit and bank guarantees.

These letters of credit and bank guarantees relate primarily to obligations in connection with the terms and conditions of the Company’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Company fails to perform its obligations under the sales contracts.

Note 12 – Other Non-current Liabilities

Other non-current liabilities are as follows:

	March 31,	December 31,
	2018	2017
Long-term debt – Export Development Canada (i)	$8,133	$8,344
Long-term debt – Province of Ontario (ii)	2,924	2,896
Non-current post-retirement benefit liabilities (iv)	339	330
Capital lease	45	44
Total	11,441	11,614
Less current portion of long-term debt – Export Development Canada (note 9)	(2,726)	(2,470)
Less current portion of long-term debt – Province of Ontario (note 9)	(709)	(622)
Less current portion of capital lease (note 9)	(8)	(6)
Total other non-current liabilities	$7,998	$8,516

(i)	Long-term debt – Export Development Canada (“EDC”)

In the fourth quarter of 2016, the Company entered into a loan agreement with EDC for a five-year facility of $9,000.

The loan is structured as a five-year term loan with quarterly interest payments calculated at an annual interest rate of U.S. prime plus 10%, declining to U.S. prime plus 7% (or 5%) if certain annual earnings before interest, taxes, depreciation and amortization thresholds are met. The loan is secured by a second charge over the assets located within Canada. Commencing March 31, 2017, the loan principal was subject to four quarterly repayments of $250 followed by 16 quarterly repayments of $500. There is an option to prepay a portion of, or the entire loan at any time.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 18

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The change in carrying value of this liability at March 31 was as follows:

	2018	2017
At January 1,	$8,344	$8,625
Principal repayments during the period	(250)	(434)
Interest payments during the period	(296)	–
Interest accretion during the period	305	84
Revaluation of variable rate long-term debt (note 16)	30	–
At March 31,	$8,133	$8,275

(ii)	Long-term debt – Province of Ontario

In 2011, the Company entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to C$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of C$1,500 per disbursement. Eligible costs had to be incurred between October 1, 2010 and September 30, 2015. The full amount of the facility was drawn.

Commencing in the fourth quarter of 2016, the loan bears interest at a rate of 3.67% and requires repayment at a rate of 20% per year of the outstanding balance due annually each November.

The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash in Canadian dollars in a Canadian financial institution at all times. The Company was in compliance with this covenant at March 31, 2018.

The change in carrying value of this liability at March 31 was as follows:

	2018	2017
At January 1,	$2,896	$3,239
Interest accretion during the period	109	125
Foreign currency translation	(81)	24
At March 31,	$2,924	$3,388

(iii)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, the Company entered into an agreement with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel applications.

In January 2011, the Company entered into an amended agreement (the “Amendment”) with TPC. Under the terms of the Amendment, a total of C$1,500 will be paid to TPC in quarterly installments until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Company on or before December 31, 2017 or the sum of C$800, whichever is the lesser amount, was also to be paid to TPC. The Company has paid the C$800 maximum under the agreement for this contingent payment.

The present value of this obligation at March 31, 2018 was $nil (March 31, 2017 – $105), including the current portion of $nil (March 31, 2017 – $105), which was included in financial liabilities.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 19

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

The change in carrying value of this liability at March 31, was as follows:

	2018	2017
At January 1,	$–	$154
Repayments during the period	–	(56)
Interest accretion during the period	–	4
Foreign currency translation	–	3
At March 31,	$–	$105

(iv)	Post-retirement benefit liabilities

The liability at March 31, 2018 relates to defined contribution pension plans in Belgium and is payable in euros. Applicable law states that in the context of defined contribution plans, the employer must guarantee a minimum return of 3.75% on employee contributions and 3.25% on employer contributions. The minimum guaranteed return for defined contributions plans in Belgium results in the employer being exposed to financial risk for the legal obligation to pay further contributions if the fund does not hold sufficient assets to meet the minimum guaranteed return and as a consequence the plan is required to be accounted for as a defined benefit plan.

There were no actuarial remeasurements during the three months ended March 31, 2018.

Note 13 – Share Capital

Common shares

The authorized share capital of the Company consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

	2018		2017
	Number	Amount	Number	Amount
Balance at January 1,	15,436,879	387,746	12,544,960	$365,923
Issuance of common shares on vesting of performance share units (note 14)	–	–	2,607	59
At March 31,	15,436,879	387,746	12,547,567	$365,982

On April 28, 2017, the Company and Fuzhou Bonded Zone Hejili Equity Investment Limited Partnership (“Hejili”) entered into a subscription agreement to issue 2,682,742 common shares of Hydrogenics to Hejili on a private placement basis, for gross proceeds to Hydrogenics of $21,000 or approximately $7.83 per common share. The subscription price represented a 10% premium to the 20-day volume-weighted average trading price of the Company’s common shares on the NASDAQ for the period ending April 27, 2017.

The transaction closed on June 27, 2017 and the Company received net proceeds of $19,725 after underwriting fees and expenses. Subsequent to closing of the private placement, Hejili’s interest in Hydrogenics is approximately 17.6% of total issued shares.

The subscription agreement provides, among other things, that Hejili has participation rights on future offerings and the right to nominate one director to the board of directors of Hydrogenics, and that Hejili will be subject to certain restrictions, including lock-up, transfer and voting restrictions, subject, in each case, to certain ownership threshold requirements. The subscription agreement also provides that Hejili will cooperate with Hydrogenics to jointly develop the Chinese market for hydrogen, energy storage and fuel cell products.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 20

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 14 – Stock-Based Compensation

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Corporation may issue stock options, RSUs and PSUs to employees, directors and consultants as part of long-term incentive compensation. Stock options were previously granted under the Corporation’s Stock Option Plan.

Under the Company’s previous Stock Option Plan, 235,476 stock options were outstanding at March 31, 2018. No further stock options may be issued under this plan.

Effective May 11, 2016, the Company amended the Omnibus Incentive Plan to increase the number of shares available for issuance to 1,002,069 from 660,564. This was passed as a resolution by the shareholders of Hydrogenics on May 11, 2016.

Of the 1,002,069 shares available for issuance as stock options, RSUs and PSUs, under the Omnibus Incentive Plan, 612,328 have been granted as stock options and 189,788 have been granted as RSUs and were outstanding as at March 31, 2018. In addition, 12,609 previously issued PSU’s have fully vested as of March 31, 2018. The Corporation has 187,344 share units available for issue as stock options, RSUs and PSUs under the Omnibus Incentive Plan at March 31, 2018.

Stock options

A summary of the Company’s stock option plan for the three months ended March 31, 2018 and 2017 is as follows:

	2018		2017
		Weighted		Weighted
		average		average
	Number of	exercise price	Number of	exercise price
	shares	C$	shares	C$
Balance at January 1,	762,173	7.99	628,636	$7.97
Granted	90,836	11.41	141,268	8.56
Exercised	–	–	–	–
Forfeited	(180)	13.25	–	–
Expired	(5,025)	14.50	(3,331)	29.25
At March 31,	847,804	8.32	766,573	$7.98

During the three months ended March 31, 2018, 90,836 (2017 – 141,268) stock options were granted with an average fair value of C$11.41 per option (2017 – C$8.56). All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2018	2017
Risk-free interest rate	2.12%	1.34%
Expected volatility	64.3%	64.6%
Expected life in years	7	6
Expected dividend	Nil	Nil

Expected volatility was determined using the historical volatility for the Company’s share price for the five years prior to the date of grant, as this is the expected life of the stock options.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 21

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Stock-based compensation expense for the three months ended March 31, 2018, related to stock options, was $127 (three months ended March 31, 2017 – $99) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Performance Share Units (“PSUs”)

Under the Hydrogenics Omnibus Incentive Plan adopted in 2012, the Company may issue performance based share units to employees, directors and consultants. Pursuant to the Hydrogenics Omnibus Incentive Plan, participants may be granted a portion of their long-term incentive plan in the form of PSUs instead of RSUs and stock options. A PSU is a unit, equivalent in value to a common share of the Company.

Each PSU entitles the participant to receive a cash payment or common shares, at the option of the Company. The fair value of the PSUs is recognized as a compensation expense and is pro-rated over the expected vesting period with the offsetting increase to contributed surplus. Fair value is calculated as the market value of the common share at the date of grant. Each PSU is subject to vesting performance conditions. The Company estimates the length of the expected vesting period at the grant date, based on the most likely outcome of the performance conditions. The Company will revise its estimate of the length of the vesting period, if necessary, if subsequent information indicates that the length of the vesting period differs from previous estimates and any change to compensation cost will be recognized in the period in which the revised estimate is made. Forfeitures are estimated at the grant date and are revised to reflect a change in expected or actual forfeitures. The expiry date of PSUs granted is five years from the date of award.

A summary of the Company’s PSU activity is as follows:

	2018	2017
Balance at January 1,	191,366	195,569
Expired	(187,163)	–
Vested – share issuance	(4,203)	(2,607)
At March 31,	–	191,366

Stock-based compensation expense for the three months ended March 31, 2018, related to PSUs, was $6 (2017 – $13) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus. The 4,203 of PSUs that vested by March 31, 2018 were issued on April 2, 2018.

Equity-settled Restricted Share Units (“RSUs”)

An RSU is a unit equivalent in value to a common share of the Company. The RSUs will be settled by issuance of shares in the Company. The cost of the Company’s RSUs is determined using the graded vesting method and is charged to selling, general and administrative expenses. RSUs vest three years from grant date. The fair value of each grant of RSUs is the fair value of the Company’s share price on the date of grant. The resulting compensation expense, included in selling, general and administrative expenses, is based on the fair value of the awards granted is charged to income over the period the employees unconditionally become entitled to the award, with a corresponding increase to contributed surplus.

During the three months ended March 31, 2018, 56,604 (three months ended March 31, 2017 – 80,701) RSUs were granted with an average fair value of C$11.41 per unit (2017 – C$8.56). All RSUs are for a term of three years from the date of grant, with vesting occurring at the end of the three years.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 22

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

A summary of the Company’s RSU (equity-settled) activity is as follows:

	2018	2017
Balance at January 1,	133,184	52,483
RSUs issued	56,604	80,701
At March 31,	189,788	133,184

Stock-based compensation expense for the three months ended March 31, 2018, related to RSUs, was $89 (three months ended March 31, 2017 – $39) and was included in selling, general and administrative expenses with an offsetting increase to contributed surplus.

Deferred Share Units (“DSUs”)

The Company has a deferred share unit plan for directors. Pursuant to the DSU Plan, non-employee directors are entitled to receive all or any portion of their annual cash retainer and meeting fees in the form of DSUs instead of cash. A DSU is a unit, equivalent in value to a common share of the Company. Each DSU entitles the participant to receive a cash payment upon termination of directorship, valued at the price of the Company’s common share on the Toronto Stock Exchange on the date of termination. Compensation cost for DSUs granted under the DSU plan is recorded as an expense with a corresponding increase in accrued liabilities and is measured at fair value. The DSU liability is marked-to-market each reporting period with the offset recorded in selling, general and administrative expenses.

A summary of the Company’s DSU activity is as follows:

	2018		2017
	Number	Amount	Number	Amount
Balance at January 1,	125,949	1,406	106,506	$456
DSU compensation expense	4,964	41	6,559	42
DSU fair value adjustments	–	(367)	–	223
At March 31,	130,913	1,080	113,065	$721

For the three months ended March 31, 2018, the Company recognized $41 (2017 – $42) as expense for the issue of new DSUs and a recovery of $367 (2017 – expense of $223) for the mark-to-market adjustment on the liability.

The DSU liability at March 31, 2018 of $1,080 (March 31, 2017 – $721) was included in financial liabilities. DSUs vest immediately on the date of issuance.

Summary of stock-based compensation expense (recovery)

Three months ended March 31,	2018	2017
Stock-based compensation expense – stock options	$127	$99
Stock-based compensation expense – PSU	6	13
Stock-based compensation expense – RSU (equity-settled)	89	39
Subtotal stock based compensation expense	222	151
DSU – new issuance (net of cancellations)	41	42
DSU – mark-to-market adjustment	(367)	223
Subtotal stock-based compensation expense -DSUs	(326)	265
Total	$(104)	$416

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 23

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 15 – Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. Funds received prior to incurring the related program expenses are deferred and amounted to $1,514 at March 31, 2018 (2017 - $913). For the three months ended March 31, 2018 and 2017, research and product development expenses and non-repayable program funding, which have been received or receivable, are as follows:

Three months ended March 31,	2018	2017
Research and product development expenses	$3,015	$1,673
Government research and product development funding	(934)	(668)
Total	$2,081	$1,005

Note 16 – Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

Three months ended March 31,	2018	2017
Gain (Loss) from change in fair value of outstanding warrants	$286	$(420)
Revaluation of variable rate long-term debt – Export Development Canada	(30)	(42)
Total	$256	$(462)

Note 17 – Income Taxes

The components of income tax expense included in the determination of the net loss for the period was as follows:

Three months ended March 31,	2018	2017
Current tax expense
Current period income tax	$–	$–
Withholding tax	300	–
Total	$300	$–

Withholding tax arises from remittances made, on behalf of the Company, by foreign based customers.

Note 18 – Net Loss Per Share

The net loss per share for the periods ended March 31, 2018 and 2017 was as follows:

Three months ended March 31,	2018	2017
Net loss	$(1,954)	$(2,266)
Change in accounting policy (Note 4)	-	(31)
Net loss, restated	(1,954)	(2,297)

Weighted average number of common shares outstanding – basic	15,436,879	12,545,076
Dilutive effect of stock options	–	–
Dilutive effect of warrants	–	–
Weighted average number of shares outstanding – diluted	15,436,879	12,545,076
Net loss per share – basic and diluted	$(0.13)	$(0.18)

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 24

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as their impact would be anti-dilutive.

Note 19 – Related Party Transactions

In the normal course of operations, the Company subcontracts certain manufacturing functions to a company owned by a family member of an executive officer and Director of the Company. During the three months ended March 31, 2018, Hydrogenics made purchases of $118 (2017 – $224) from this related company. At March 31, 2018, the Company had an accounts payable balance due to this related party of $33 (2017 – $155).

The Company holds an equity investment in the joint venture 2562961 Ontario Ltd., related to the energy storage facility project with Enbridge Gas Distribution. During the three months ended March 31, 2018, the Company had sales to the joint venture of $nil (2017 – $2,030) and at the end of March 31, 2018, the Company had a receivable of $nil (2017 – $264) owing from the joint venture.

The Company holds an equity investment in the joint venture Kolon Hydrogenics. During the three months ended March 31, 2018, the Company had sales to the joint venture of $nil (2017 – $nil), and at the end of March 31, 2018 the Company had a receivable of $nil (2017 – $nil) owing from the joint venture.

All related party transactions involve the parent company. There are no related party transactions to disclose for the Company’s subsidiaries.

Note 20 – Consolidated Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

Three months ended March 31,	2018	2017
Decrease (increase) in current assets
Trade and other receivables	$1,735	$(4,847)
Contract assets	(707)	102
Inventories	(3,276)	899
Prepaid expenses	102	185
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	(374)	2,165
Contract liabilities	2,476	(113)
Deferred funding	601	1,923
Total	$557	$314

Note 21 – Commitments and Contingencies

Forgivable loan facility

In November 2014, Hydrogenics entered into an agreement with the Independent Electricity System Operators (“IESO”) to provide a 2MW Power-to-Gas storage unit to the Province of Ontario. Our target in-service date for the IESO Regulation Services contract is the second quarter of 2018. This contract was assigned to the joint venture 2562961 Ontario Ltd. The joint venture will receive a total of C$2,950, paid in equal monthly instalments, in return for IESO’s use of the energy storage solution over the three-year period commencing with commissioning. The Power-to-Gas storage unit is estimated to have a potential 20 year life.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 25

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

In order to partially fund the development of the unit, Hydrogenics and the Province of Ontario, through the Ministry of Research and Innovation (“MRI”), negotiated a forgivable loan facility from the Innovation Demonstration Fund Program (“IDF”). The loan bears interest at 3.23%, is expected to mature on June 30, 2020 and the principal and interest are forgivable upon the satisfaction of certain criteria. Under the terms of the loan agreement, the government has committed to fund up to C$4,000 through a forgivable loan, to be funded at 50% of eligible costs incurred on the project. The total cost of the energy storage solution is greater than C$8,000, of which up to C$4,000 will be funded through the forgivable loan. C$4,000 will be funded 49% by Hydrogenics and 51% by Enbridge, and the remainder will be incurred as required by either Hydrogenics or Enbridge.

The forgiveness of the principal and interest on the loan is contingent on a final commercialization report satisfactory to MRI, indicating successful commissioning and verification of the operation of the multi-stack 2MW PEM electrolyzer and demonstrated performance capabilities that would be deemed acceptable for ancillary service as per the IESO specifications. The forgivable loan has been accounted for as a government grant as management estimates there is reasonable assurance that the terms of forgiveness will be met.

	March 31,	December 31,
	2018	2017

Total cumulative cost of 2MW Power-To-Gas unit	$7,535	$7,535
Funding received from the IDF	(2,941)	(2,941)
Cumulative costs transferred to the joint venture	(2,030)	(2,030)
Foreign exchange loss on disposal	(146)	(146)
Costs recorded as research & product development costs	(1,292)	(1,076)
Costs remaining to be transferred to the joint venture	$1,126	$1,342

Costs are only transferred to the joint venture once the final submission has been submitted to the Province of Ontario for the related forgivable loan above.  The actual funding percentage varies from committed funding percentage due to foreign exchange translation.

Government Funding Agreement

In March 2018, Hydrogenics entered into a government funding agreement for C$5 million. The agreement provides for a 50% funding match to support a C$10 million scale up program of the Company’s manufacturing capacity in Canada. The funding schedule provides for an initial payment of C$2.5 million with subsequent funding pursuant to achieving specified project milestones. The duration of the scale up program is anticipated to be two years.

Note 22 – Segmented Financial Information

The Company’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Company. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 26

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Financial information by reportable segment for the three months ended March 31, 2018 and 2017 was as follows:

	OnSite	Power	Corporate
Three months ended March 31, 2018	Generation	Systems	and Other	Total
Revenue transferred at a point in time	$3,534	$3,752	$–	$7,286
Revenue transferred over time	227	634	–	861
Revenues from external customers	3,761	4,386	–	8,147
Gross profit	1,236	2,002	–	3,238
Selling, general and administrative expenses	751	1,065	1,020	2,836
Research and product development expenses	632	1,439	10	2,081
Segment loss	(147)	(502)	(1,030)	(1,679)
Interest expense, net	–	–	(381)	(381)
Foreign currency losses, net	–	–	219	219
Loss in joint venture	–	–	(69)	(69)
Other finance gains (losses), net	–	–	256	256
Loss before income taxes	$(147)	$(502)	$(1,005)	(1,654)

At March 31, 2018
Total segment assets	$25,515	$26,604	$13,732	$65,851
Total segment liabilities (current and non-current)	$11,878	$21,790	$9,413	$43,081

	OnSite	Power	Corporate
Three months ended March 31, 2017	Generation	Systems	and Other	Total
Revenue transferred at a point in time	$1,858	$4,489	$–	$6,347
Revenue transferred over time	194	2,194	–	2,388
Revenues from external customers	2,052	6,683	–	8,735
Gross profit	335	2,338	–	2,673
Selling, general and administrative expenses	609	931	1,485	3,025
Research and product development expenses	319	660	26	1,005
Segment income (loss)	(593)	747	(1,511)	(1,357)
Interest expense, net	–	–	(469)	(469)
Foreign currency losses, net	–	–	61	61
Loss in joint venture	–	–	(70)	(70)
Other finance gains (losses), net	–	–	(462)	(462)
Loss before income taxes	$(593)	$747	$(2,451)	$(2,297)

At March 31, 2017
Total segment assets	$24,493	$23,105	$7,265	$54,863
Total segment liabilities (current and non-current)	$14,400	$21,746	$9,922	$46,068

Revenue, cost of sales and selling, general and administrative expenses have been restated to reflect the adoption of IFRS 15 retrospectively effective January 1, 2018. See Note 4.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 27

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Note 23 – Risk Management Arising From Financial Instruments

Fair value

The carrying value of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables and current portion of contract assets and contract liabilities approximates their fair value given their short-term nature. The carrying value of the non-current restricted cash, contract assets and contract liabilities and other liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the consolidated balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the liabilities relating to the DSUs is classified as Level 1. The fair value of the warrants are classified as Level 2.

The Company has not transferred any financial instruments between Levels 1, 2, or 3 of the fair value hierarchy during the three months ended March 31, 2018 and 2017.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 28

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Financial instruments are classified into one of the following categories: financial assets at fair value through profit and loss; financial liabilities at fair value through profit or loss; financial assets at amortized cost, financial liabilities at amortized cost, and financial assets at fair value through other comprehensive income. The following table summarizes information regarding the carrying value of the Company’s financial instruments:

	March 31,	December 31,
	2018	2017
		Restated (Note 4)
Cash and cash equivalents	$18,482	$21,511
Restricted cash	598	435
Restricted cash – non-current	329	468
Trade and other receivables, including contract assets	15,088	16,060
Financial assets at amortized cost	$34,497	$38,474
Trade and other payables	$11,181	$10,544
Current portion of long-term debt and repayable government contribution	3,435	3,092
Operating borrowings	–	1,200
Non-current portion of long-term debt	7,622	8,148
Post-retirement benefit liabilities	339	330
Capital lease	45	44
Financial liabilities at amortized cost	$22,622	$23,358
DSU liability	1,080	1,406
Warrants	123	409
Financial liabilities at fair value through profit or loss	$1,203	$1,815

Liquidity risk

The Company has sustained losses and negative cash flows from operations since its inception. At March 31, 2018 the Company had $18,482 (December 31, 2017 – $21,511) of current unrestricted cash and cash equivalents. Liquidity risk is the risk the Company will encounter difficulty in meeting its financial obligations associated with financial liabilities that are settled by delivering cash or another financial asset. The Company is exposed to liquidity risk as it continues to have net cash outflows from its operations. The Company’s objective for liquidity risk management is to maintain sufficient liquid financial resources to fund the consolidated balance sheets, pursue growth and development strategies, and to meet commitments and obligations in the most cost-effective manner possible. The Company achieves this by maintaining sufficient cash and cash equivalents and managing working capital. The Company monitors its financial position on a monthly basis at minimum, and updates its expected use of cash resources based on the latest available data. Such forecasting takes into consideration the Company’s financing plans and compliance with internal targets. A significant portion of the Company’s financial liabilities is classified as current liabilities, as settlement is expected within one year.

There are uncertainties related to the timing and use of the Company’s cash resources and working capital requirements. These uncertainties include, among other things, the timing and volume of commercial sales and associated gross margin of our existing products and the development of markets for, and customer acceptance of, new products. Throughout 2018 the Company’s operations may not generate sufficient cash flow to fund our obligations. As such, these obligations will be funded out of existing and forecasted cash resources. Hydrogenics may need to take additional measures to increase its liquidity and capital resources, including obtaining additional debt or equity financing, pursuing joint-venture arrangements, equipment financings or other receivables financing arrangements. Hydrogenics may experience difficulty in obtaining satisfactory financing terms. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on Hydrogenics’ results of operations or financial condition.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 29

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Credit risk

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of the lifetime expected loss provision for all trade receivables and contract assets. To measure the expected credit losses, trade receivables and contract assets have been grouped based on shared credit risk characteristics and the days past due. The contract assets relate to unbilled work in progress and have substantially the same risk characteristics as the trade receivables for the same type of contracts. The Company has therefore determined that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for the contract assets. The loss allowance at January 1, 2018 was determined as follows for both trade receivables and contract assets based upon the Company’s historic default rates over the expected life of trade receivables and contract assets and is adjusted for forward looking estimates.

January 1, 2018:	Not yet due	Less than 31 days past due	31-60 days past due	More than 60 days past due	Total

Expected loss rate	0.01%	0.05%	0.21%	1.03%
Gross carrying amount	$9,849	$2,482	$166	$1,192	$13,689
Loss allowance	$1	$1	$0	$16	$18

The loss allowance for trade receivables and contract assets as at December 31, 2017 reconciled to the opening loss allowances on January 1, 2018 is as follows:

	Contract Assets	Trade and other receivables	Total
At December 31, 2017 under IAS 39	$-	$943	$943
Write-off of amounts deemed uncollectible against gross receivables	-	(925)	(925)
Amounts restated through deficit (note 5)	-	-	-
Opening loss allowance as at January 1, 2018	$-	$18	$18

The loss allowance at March 31, 2018 was determined as follows for both trade receivables and contract assets. The expected credit losses also incorporate forward looking information:

March 31, 2018:	Not yet due	Less than 31 days past due	31-60 days past due	More than 60 days past due	Total

Expected loss rate	0.01%	0.05%	0.21%	1.03%
Gross carrying amount	$10,277	$390	$42	$1,635	$12,344
Loss allowance	$1	$0	$0	$17	$18

Trade receivables and contract assets are written off when there is no reasonable expectation of recovery. During the period the Company made no write-offs of trade receivables, it does not expect to receive future cash flow from and no recoveries from collection of cash flows previously written off.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 30

Hydrogenics Corporation

Hydrogenics Corporation

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2018

(in thousands of US dollars, except share and per share amounts)

(unaudited)

Foreign currency risk

Foreign currency risk arises because of fluctuations in exchange rates. The Company conducts a significant portion of its business activities in currencies other than the Company’s functional currency of US dollars and the functional currency of its Belgium and German subsidiaries in euros. This primarily includes Canadian dollar transactions at the parent company and US dollar transactions at the Company’s subsidiaries in Belgium and Germany.

The Company’s objective in managing its foreign currency risk is to minimize its net exposure to foreign currency cash flows by converting foreign denominated financial assets into the applicable currency of the foreign subsidiaries to the extent practicable to match the obligations of its financial liabilities. The Company also periodically enters into foreign exchange forward contracts to limit its exposure to foreign currency rate fluctuations. There were no foreign exchange forward contracts in place at March 31, 2018.

Financial assets and financial liabilities denominated in foreign currencies will be affected by changes in the exchange rate between the functional currency and these foreign currencies. This primarily includes cash and cash equivalents; trade and other receivables; contract assets, trade and other payables, contract liabilities and other long-term liabilities, which are denominated in foreign currencies.

Note 24 – Capital Management

The Company’s objective in managing capital is to ensure sufficient liquidity to pursue its growth strategy, fund research and product development, while at the same time, taking a conservative approach toward financial leverage and management of financial risk.

The Company’s primary uses of capital are to finance operations, increase non-cash working capital and capital expenditures. The Company currently funds these requirements from existing cash resources, cash raised through share issuances and long-term debt. The Company’s objectives when managing capital are to ensure the Company will continue to have enough liquidity so it can provide its products and services to its customers and returns to its shareholders. The Company monitors its capital on the basis of the adequacy of its cash resources to fund its business plan. In order to maximize the capacity to finance the Company’s ongoing growth, the Company does not currently pay a dividend to holders of its common shares.

The Company’s capital is composed of debt and shareholders’ equity as follows:

	March 31,	December 31,
	2018	2017
		Restated (Note 4)
Total equity	$22,770	$24,173
Operating borrowings	–	1,200
Long-term debt and repayable government contributions, including current portion	11,102	11,284
Total	33,872	36,657
Less Cash and cash equivalents and restricted cash	19,409	22,414
Total capital employed	$14,463	$14,243

Note 25 – Comparative Information

Certain of the 2018 and 2017 comparative figures have been reclassified to conform to the classification adopted in the current year.

2018 Q1 Condensed Interim Consolidated Financial Statements	Page 31